Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

April 27, 2009 and the Prospectus dated April 27, 2009

Registration No. 333-158801

April 27, 2009

JARDEN CORPORATION

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$300.0 million

Title of Securities:	8% Senior Notes due 2016

Final Maturity Date:	May 1, 2016

Issue Price:	97.401%, plus accrued interest, if any

Original Issue Discount:	The issue price of the notes is less than the principal amount thereof by more than a de minimis amount, and therefore the notes will be issued with original issue discount, or OID, for U.S. federal income tax purposes generally in an amount equal to that difference. See “Material U.S. Federal Income Tax Considerations” in the Preliminary Prospectus Supplement.

Coupon:	8.000%

Yield Per Annum:	8.500%

Interest Payment Dates:	May 1 and November 1

Record Dates:	April 15 and October 15

First Interest Payment Date:	November 1, 2009

Gross Proceeds:	$292.2 million

Underwriting Discount:	2.250%

Net Proceeds to Jarden before Estimated Expenses:	$285.5 million

Net Proceeds to Jarden after Estimated Expenses:	$283.8 million

Optional Redemption:	Except as described below, the notes are not redeemable before May 1, 2013. The notes will be redeemable by the Company, in whole or in part, on or after May 1, 2013 at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

	Date	Price

	2013	104.000%

	2014	102.000%

	2015 and thereafter	100.000%

	At any time prior to May 1, 2013, the Company may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date.

Optional Redemption with Equity Proceeds:	In addition, up to 35% of the notes will be redeemable by the company before May 1, 2012 at a price equal to 108% of their principal amount.

Change of Control:	101%

Underwriters:	Deutsche Bank Securities Inc.

	J.P. Morgan Securities Inc.

	Barclays Capital Inc.

	SunTrust Robinson Humphrey, Inc.

	Macquarie Capital (USA) Inc.

Allocation:	Name	Principal Amount of Notes to be Purchased

	Deutsche Bank Securities Inc.	$105,000,000

	J.P. Morgan Securities Inc.	$105,000,000

	Barclays Capital Inc.	$ 52,500,000

	SunTrust Robinson Humphrey, Inc.	$ 30,000,000

	Macquarie Capital (USA) Inc.	$ 7,500,000

Use of Proceeds:	We estimate we will receive approximately $283.8 million in net proceeds from this offering, after deducting estimated selling and offering expenses. We are required to use the net proceeds from the notes offered hereby to pay down term loans outstanding under our senior credit facility. As of March 31, 2009 and after giving effect to this offering and the application of the net proceeds, we estimate that we would have had approximately $1,383.8 million of borrowings outstanding under our senior credit facility to which the notes would be structurally subordinated, approximately $25.0 million of letters of credit outstanding and approximately $160.0 million of additional available borrowing capacity under our senior credit facility. As of March 31, 2009, after giving effect to this offering and the application of the estimated net proceeds as described in “Use of Proceeds”, we would have had total indebtedness of approximately $2,774.4 million.

Trade Date:	April 27, 2009

Settlement Date:	April 30, 2009 (T+3)

Distribution:	SEC Registered (Registration No. 333-158801)

CUSIP/ISIN Numbers:	CUSIP: 471109 AC2

ISIN: US471109AC25

Listing	None

Jarden Corporation and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Jarden Corporation and the guarantors have filed with the SEC for more complete information about Jarden Corporation, the guarantors and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Jarden Corporation, the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free 1-800-503-4611 or by e-mailing a request to prospectusrequest@list.db.com or by calling J.P. Morgan Securities Inc. toll-free 1-800-245-8812 or by e-mailing a request to Prospectus-FI@jpmchase.com or by calling Barclays Capital Inc. toll-free 1-888-603-5847 or by e-mailing a request to Barclaysprospectus@broadridge.com.